December 4, 2006

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

File No. 082-35042

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549


06019035

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Material Fact filed with Brazilian SEC on December 1, 2006 (authorization for the Company's Level I GDR Program)*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5634.

Very truly yours,

Gina Pinto




MMXM3
NOVO
MERCADO
BOVESPA BRASIL

MMX MINERAÇÃO E METÁLICOS S.A.

Corporate Taxpayers' ID (CNPJ/MF): 02.762.115/0001-49

Publicly-held Company

BOVESPA: MMXM3

MATERIAL FACT

MMX Mineração e Metálicos S.A. ("MMX" or "Company"), pursuant to article 157 of Law 6.404/76 and CVM Instruction 358/02, hereby announces to the market that the CVM has authorized the request for the Company's Level I Global Depositary Receipts Program ("Program"), in compliance with the resolutions taken at the Board of Directors' Meeting of October 25, 2006. For the purposes of the Program, the Company has hired Banco Itaú S.A. as the custodian institution and the Bank of New York as the depositary institution for said Receipts. Each MMX common share is equivalent to 40 (forty) Global Depositary Receipts issued through the Program.

Further details can be obtained via e-mail to ri@mmx.com.br or on MMX's site (www.mmx.com.br).

Rio de Janeiro, December 1, 2006.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
CEO and Investor Relations Officer